NEWS

Starfield Resources Announces Closing of $20 Million
Private Placement Offering

Toronto, Ontario - May 6, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced it has closed the private placement offering (the “Offering”) of common shares for gross proceeds of $20,000,000.

GMP Securities L.P. acted as the lead agent in connection with the Offering along with a syndicate of agents that included Dundee Securities Corporation, Thomas Weisel Partners Canada Inc. and National Bank Financial Inc. (the “Agents”).

Starfield issued 15,000,000 flow through common shares of the Company (“Flow Through Shares”) at a price of $1.00 per Flow Through Share and 5,555,556 common shares of the Company (“Offered Shares”) at a price of $0.90 per Offered Share in accordance with the terms of the Offering.  At the request of the Company, the Agents did not exercise their option to increase the size of the Offering by up to 833,333 additional Offered Shares.

“I am pleased that investors’ demand for Starfield’s offering resulted in the Company raising $20 million,” said André J. Douchane, President and CEO of Starfield.  “We have an aggressive PGE drill program planned for the summer of 2008 and we also intend to conduct a grassroots surface exploration program to examine the kimberlite and gold potential of our active claims surrounding the Ferguson Lake project.  We expect the first assay results from Phase 1 of the 2008 PGE exploration program to be available in late July 2008.”

Starfield will use the proceeds from the Offering for general exploration expenditures on the Ferguson Lake property and for general working capital purposes.

With the completion of the Offering, the Company now has 321,807,149 common shares issued and outstanding.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from massive sulphides at Ferguson Lake.

Caution concerning forward-looking statements:

This press release contains statements that, to the extent that they are not recitations of historical fact, constitute forward-looking statements about the Company, its properties and its business plans. Forward-looking statements may include planned, expected or estimated exploration, drilling expenditures, reserve estimates, budgets, schedules, working interests, valuation, pricing and financial data and other projections, as well as any statements regarding any future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Information inferred from the interpretation of drilling results and information concerning mineral reserve estimates may also be considered to be forward looking statements, as such information constitutes a prediction of what might be found when and if a mineral project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Known and unknown factors and uncertainties could cause actual results to differ materially from those projected in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include, but are not limited to: fluctuations in the currency markets (such as the Canadian dollars versus the U.S. dollar); fluctuations in the spot and forward prices of applicable commodities or minerals including platinum, palladium, cobalt, nickel and copper; changes in national or local government legislation, taxation, controls, regulations and political or economic developments in Canada or Nunavut; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with exploration and mining inputs and labour; the speculative nature of exploration and development, including the risks of obtaining necessary licenses, approvals and permits; the continued availability of capital and financing. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding, and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks.  There can be no guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the management of the Company on the date the statements are first made. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company disclaims any intention, and assumes no obligation, to update or revise any forward-looking statements to reflect actual results, whether as a result of new information, future events, changes in assumptions or opinions, changes in factors affecting such forward-looking statements or otherwise, except as required pursuant to applicable securities laws.  In making the forward-looking statements in this press release, the Company has applied several material assumptions, please refer to the "Risks and Uncertainties" section of the Company's most recent Management's Discussion & Analysis document which is available on SEDAR at www.sedar.com or to “Risk Factors” in the Company’s most recent Form 20-F (as most recently amended) which is available on EDGAR at www.sec.gov. Readers are cautioned not to put undue reliance on the Company's forward-looking statements..

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

www.starfieldres.com

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